================================================================================

                                    Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of November 2004


                         PINE VALLEY MINING CORPORATION
                 -----------------------------------------------
                 (Translation of registrant's name into English)


             501 - 535 Thurlow Street Vancouver, B.C. Canada V6E 3L2
             -------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F [X]           Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

                          Yes [ ]               No [X]

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________________



PINE VALLEY MINING CORPORATION
"Graham Mackenzie"
President and Chief Executive Officer

Contacts:
Graham Mackenzie                          Mark Fields
President & CEO                           Executive Vice President
(604) 682-4678                            (604) 682-4678
Vancouver, British Columbia, Canada       Vancouver, British Columbia, Canada
gmackenzie@pinevalleycoal.com             mfields@pinevalleycoal.com

================================================================================

                         PINE VALLEY MINING CORPORATION

                   QUARTERLY CONSOLIDATED FINANCIAL STATEMENTS







                   For The Six Months Ended September 30, 2004

                                   (Unaudited)

PINE VALLEY MINING CORPORATION
CONSOLIDATED BALANCE SHEET
(CANADIAN DOLLARS)
(UNAUDITED)
--------------------------------------------------------------------------------

                                                                September 30,           March 31,
                                                                         2004                2004
                                                               -----------------------------------
ASSETS

CURRENT
   Cash                                                          $  2,084,031        $     54,720
   Accounts receivable                                              3,229,116              12,204
   GST receivable                                                     607,991                   -
   Unrealized gain on financial instrument (Note 9)                   886,170                   -
   Prepaid expenses                                                   149,851               6,403
   Coal inventory                                                   1,552,293                   -
--------------------------------------------------------------------------------------------------
Total Current Assets                                                8,509,452              73,327

PREPAID EXPENSES - NON CURRENT                                        244,501                   -
EQUIPMENT                                                              31,891              15,054
MINERAL PROPERTIES (Note 3) (Schedule 1)                           23,778,305          16,842,989
--------------------------------------------------------------------------------------------------
                                                                   24,054,697          16,858,043
--------------------------------------------------------------------------------------------------
Total Assets                                                     $ 32,564,149        $ 16,931,370
==================================================================================================

LIABILITIES

CURRENT
   Accounts payable and accrued liabilities                      $  4,510,669         $   280,075
   Current portion of long-term debt (Note 5)                       6,009,049           3,000,000
   Current portion due to related party (Note 4)                      600,000                   -
--------------------------------------------------------------------------------------------------
Total Current Liabilities                                          11,119,718           3,280,075

ASSET RETIREMENT OBLIGATION                                           378,675                   -
LONG TERM DEBT (Note 5)                                             3,798,951           1,000,000
DUE TO RELATED PARTY (Note 4)                                               -             600,000
--------------------------------------------------------------------------------------------------
Total Liabilities                                                  15,297,344           4,880,075
--------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
   Capital stock (Note 6)                                          34,373,968          29,674,146
   Commitment to issue shares                                               -             174,022
   Share subscription                                                       -              78,576
   Contributed surplus and other capital                            1,685,586           1,142,009
   Deficit accumulated during exploration stage                   (18,792,747)        (19,017,458)
--------------------------------------------------------------------------------------------------
Total Shareholders' Equity                                         17,266,806          12,051,295
--------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                       $ 32,564,149        $ 16,931,370
==================================================================================================

Contingent liabilities and Commitments (Note 9)

Approved by the Board of Directors:


          "GRAHAM MACKENZIE"                 Director
          --------------------------------

          "MARK FIELDS"                      Director
          --------------------------------

         See accompanying notes to the consolidated financial statements

PINE VALLEY MINING CORPORATION
CONSOLIDATED STATEMENT OF INCOME (LOSS) AND DEFICIT
(CANADIAN DOLLARS)
(UNAUDITED)
--------------------------------------------------------------------------------

                                               Three Months     Three Months      Six Months          Six Months
                                               Period Ended     Period Ended    Period Ended        Period Ended
                                              September 30,    September 30,   September 30,       September 30,
                                                       2004             2003            2004                2003
-----------------------------------------------------------------------------------------------------------------
REVENUE
   Coal Sales                                  $  3,263,547     $          -    $  3,263,547        $          -
   COST OF OPERATIONS:
   Contract Mining                                1,597,979                -       1,597,979                   -
   Transportation & Other                           961,189                -         961,189                   -
   Depletion, amortization and accretion             51,144                -          51,144                   -
-----------------------------------------------------------------------------------------------------------------
                                                  2,610,313                -       2,610,313                   -
-----------------------------------------------------------------------------------------------------------------
INCOME FROM MINING OPERATIONS                       653,234                -         653,234                   -
-----------------------------------------------------------------------------------------------------------------

EXPENSES
   Accounting and audit                              (2,502)          (2,193)          4,307               5,979
   Amortization                                         512              666             951               1,199
   Consulting                                         8,996            5,042         142,176              17,699
   Fees and assessments                                   -           91,351           2,409              91,351
   Filing and transfer agent fees                    10,611            2,856          29,939              19,602
   Interest and financing                            62,216           35,173         193,672              36,513
   Management fees                                   12,500                -          12,500                   -
   Office                                            32,119            5,923          51,720               7,887
   Professional fees                                 57,059           42,076         121,376              61,334
   Promotion and marketing                            6,838            1,660          22,637               3,347
   Salaries and stock-based compensations           737,118          167,202         865,480             318,474
   Taxes & Liscences                                    553                -           1,311                   -
   Travel                                            19,280            3,573          27,133              19,978
-----------------------------------------------------------------------------------------------------------------
                                                    945,299          353,329       1,475,609             583,363
-----------------------------------------------------------------------------------------------------------------
 LOSS BEFORE OTHER ITEMS                           (292,065)        (353,329)       (822,375)           (583,363)
-----------------------------------------------------------------------------------------------------------------

OTHER ITEMS
   Interest  and other income                         2,917            2,781           4,267               5,622
   Foreign exchange gain / (loss)                 1,045,360          (17,844)      1,042,818              (1,725)
-----------------------------------------------------------------------------------------------------------------
                                                  1,048,276          (15,063)      1,047,084               3,897
-----------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS) FOR THE PERIOD                    756,212         (368,392)        224,709            (579,466)
-----------------------------------------------------------------------------------------------------------------

DEFICIT, BEGINNING OF PERIOD                    (19,548,960)     (18,115,600)    (19,017,458)        (17,904,526)

DEFICIT, END OF PERIOD                         $(18,792,747)    $(18,483,992)   $(18,792,748)       $(18,483,992)
=================================================================================================================

BASIC PROFIT (LOSS) PER SHARE                  $       0.01     $      (0.01)   $       0.00        $      (0.02)
FULLY DILUTED PROFIT (LOSS) PER SHARE          $       0.01     $      (0.01)   $       0.00        $      (0.02)
-----------------------------------------------------------------------------------------------------------------
WEIGHTED AVERAGE NUMBER OF COMMON SHARES         52,165,944       37,287,579      52,165,944          37,287,579
-----------------------------------------------------------------------------------------------------------------


         See accompanying notes to the consolidated financial statements

PINE VALLEY MINING CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOWS
(CANADIAN DOLLARS)
(UNAUDITED)
--------------------------------------------------------------------------------

                                                  Three Months     Three Months      Six Months       Six Months
                                                  Period Ended     Period Ended    Period Ended     Period Ended
                                                 September 30,    September 30,   September 30,    September 30,
                                                          2004             2003            2004             2003
-----------------------------------------------------------------------------------------------------------------

OPERATING ACTIVITIES
   Net profit (loss) for the period                $   756,211        $(368,392)    $   224,709     $   (579,466)
   Items not involving cash:
     Amortization                                        1,161              666           1,600            1,199
     Depletion & accretion                              51,144                -          51,144
     Loss on disposal of capital assets                      -                -               -            5,160
     Write-off of mineral properties                         -           16,530               0           17,838
     Non-cash payroll costs                            628,420           50,982         673,470          110,141
     Non-cash foreign exchange (gain) loss          (1,046,278)               -      (1,046,278)               -
     Changes in non-cash working
          capital items (Note 8)                    (1,616,193)         143,725      (1,567,753)          95,535
-----------------------------------------------------------------------------------------------------------------
                                                    (1,225,534)        (156,489)     (1,663,107)        (349,592)
-----------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
   Capital stock issued                              1,305,057                -       4,317,330        1,100,000
   Share subscription                                        -                -               -      (704,020.00)
   Credit facility proceeds                          5,229,660                -       6,602,760                -
   Loan payments                                      (300,000)               -        (500,000)               -
-----------------------------------------------------------------------------------------------------------------
                                                     6,234,717                -      10,420,090          395,980
-----------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
   Acquisition of equipment                            (17,003)               -         (17,981)               -
   Mineral property                                 (6,169,700)        (123,750)     (6,608,310)        (235,928)
-----------------------------------------------------------------------------------------------------------------
                                                    (6,186,703)        (123,750)     (6,626,291)        (235,928)
-----------------------------------------------------------------------------------------------------------------

(DECREASE) IN CASH                                  (1,177,520)        (280,239)      2,130,692         (189,541)
    Affect of foreign exchange rate
    on cash                                           (101,382)               -        (101,382)               -

CASH POSITION, BEGINNING OF PERIOD                   3,362,932          770,738          54,720          680,040
-----------------------------------------------------------------------------------------------------------------

CASH POSITION, END OF PERIOD                       $ 2,084,030        $ 490,499     $ 2,084,030     $    490,499
=================================================================================================================

         See accompanying notes to the consolidated financial statements

PINE VALLEY MINING CORPORATION
CONSOLIDATED STATEMENT OF DEFERRED EXPLORATION AND DEVELOPMENT COSTS
(CANADIAN DOLLARS)
(UNAUDITED)                                                           SCHEDULE 1
--------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------
                                               Three Months     Three Months      Six Months      Six Months
                                               Period Ended     Period Ended    Period Ended    Period Ended
                                              September 30,    September 30,   September 30,   September 30,
                                                       2004             2003            2004            2003
-------------------------------------------------------------------------------------------------------------
DEFERRED EXPENDITURES

WILLOW CREEK COAL PROPERTY
   Consulting                                   $         -      $    (2,798)    $         -     $    10,990
   Construction                                   4,256,206                -       4,453,578               -
   Environmental                                    142,122            9,750         152,844          19,629
   Geology and engineering                          898,259          100,011         996,299         117,861
   General administration                             7,963              257          17,855           9,682
   Landowner compensation                            69,475                -          69,475               -
   Licenses and permit                               52,294                -         119,772          52,431
   Mine stripping & preparation                     698,335                -         698,335               -
   Travel                                                 -                -           5,628           7,497
   Asset retirement costs                           378,675                -         378,675               -
   Depletion charges                                (51,144)               -         (51,144)              -
   Reclamation Deposit                               44,000                -          94,000               -
-------------------------------------------------------------------------------------------------------------
                                                  6,496,185          107,220       6,935,317         218,090
-------------------------------------------------------------------------------------------------------------

MINERAL PROPERTIES,
BEGINNING OF PERIOD                              17,282,121       10,533,951      16,842,989      10,423,081
-------------------------------------------------------------------------------------------------------------

MINERAL PROPERTIES,
END OF PERIOD                                   $23,778,306      $10,641,171     $23,778,306     $10,641,171
=============================================================================================================


         See accompanying notes to the consolidated financial statements

PINE VALLEY MINING CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 20, 2004
(CANADIAN DOLLARS)
--------------------------------------------------------------------------------

1.    BUSINESS OF THE COMPANY

      The Company is a public company incorporated under the Company Act, British Columbia. Its shares are listed on the TSX Venture Exchange and OTC Bulletin Board. The principal business of the Company is develop, mine and market metallurgical coal from its Willow Creek Coal Mine located near Chetwynd, British Columbia, Canada. Commercial production began in the second quarter of this year.

2.    SIGNIFICANT ACCOUNTING POLICIES

      These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles for interim financial statements. These financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements dated March 31, 2004, except for those accounting policies included in this note. For further information, refer to the financial statements and notes thereto included in the Company's Annual Report to Shareholders for the year ended March 31, 2004.

      These consolidated financial statements include all information and footnotes disclosures required under Canadian generally accepted accounting principles for interim financial statements. In the opinion of management, all adjustments (consisting primarily of normal recurring adjustments) considered necessary for a fair presentation have been included.

      Stock option compensation

      Effective April 1, 2003 the Company changed its accounting policy on a prospective basis with respect to the method of accounting for stock-based compensation. The Company adopted CICA 3870, Stock-based Compensation and Other Stock-based Payments, and has chosen to account for all grants of options to employees, non-employees and directors after April 1, 2003 in accordance with the fair value method for accounting for stock-based compensation as defined by accounting principles generally accepted in Canada. Stock-based compensation awards expense is calculated using the Black-Scholes option pricing model ("Black-Scholes"). Previously, the Company used the intrinsic value method for valuing stock-based compensation awards granted to employees and directors where compensation expense is recognized for the excess, if any, of the quoted market price of the Company's common shares over the common share exercise price on the day that options are granted.

      Using the fair value method for stock-based compensation, the Company recorded a charge to operations of $673,470. for the period ended September 30, 2004 for stock options granted to employees and directors. This amount was determined using Black-Scholes assuming no dividends were paid, a weighted average volatility of the Company's share price of 95.34%, a weighted average annual risk free interest rate of 3.40% and an expected life of five years.

      Asset retirement obligation

      The Company has adopted CICA 3110, Asset Retirement Obligations, which establishes standards for the recognition, measurement and disclosure of asset retirement obligations and the related asset retirement costs. The standard applies to obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The standard requires the recognition of all legal obligations associated with the retirement, whether by sale, abandonment, recycling or other disposal of an asset.

      The liability was measured at its fair value of $378,675 on September 30th, as this represents the first quarter of commercial coal production. This amount represents the estimated cost to restore the site to its original use once the mining operations are complete or ceased. The size of the current site is approximately 76.5 hectares, and will be adjusted as the site is developed further or changes in the restoration costs are known. In subsequent periods, the liability will be adjusted for the accretion of discount and any changes in amount or timing of the underlying cash flows.

      Revenue Recognition

      Sales are recognized at the time the product is loaded for shipment as this coincides with the transfer of title and the determination of the amount due. The Company sells to a limited number of customers and considers that collection of the full balance of all current sales to be reasonably assured.

      For the three months ended September 30, 2004 100% of the sales are from two customers and 100% of accounts receivable are from two customers.

      Inventory

      Inventory is valued as the lower of average cost and market value. Cost is determined on the first in first out basis. Market value is defined as net realizable value for finished goods.

PINE VALLEY MINING CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 20, 2004
(CANADIAN DOLLARS)
--------------------------------------------------------------------------------

2.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

      Depletion

      The initial mine site feasibility study was prepared by Norwest Mine Services Ltd., in September 2002. This report indicated total recoverable coal reserves of 15,181,179 metric tonnes, with an estimated mine life of 15 years. Depletion is charged to operations on a unit-of-production method with changes to the reserve basis being taken into account prospectively. Depletion is recognized as a cost at the date of the sale, based on the tonnage sold.

      Mining Equipment, Facilities and Amortization Costs

      During the period the mine site facilities have been under construction and the coal handling and processing equipment is being built off-site. The costs associated with this period are included as construction in progress within deferred development (Schedule 1). When the equipment is operational, the appropriate values will be transferred to mining equipment, site facilities, buildings, site, and related assets. Depreciation will be charged to operations when the assets are put into production.

      Start-up and Preliminary Site Stripping

      Mine start up costs to date include mobilization costs for the mining contractor and the initial stripping of the mine site. The costs associated with mobilization will be amortized over the term of the contract which is currently 5 years. The initial removal costs of waste rock are included as deferred development, and are included in depletion base.

      Forward Exchange Contracts

      The Company has entered into a series of contracts to sell US dollars. These transactions do not qualify for hedge accounting, as per Accounting Guideline (ACG) 13, therefore the contracts are revalued to market at the end of each reporting period with gains or losses being included in income.

3.    MINERAL PROPERTIES

      During the year ended March 31, 2004, the Company purchased the remaining 33 1/3% interest in the Willow Creek Joint Venture from Mitsui Matsushima Canada Ltd. for $6,000,000. The Company paid $2,000,000 in cash and issued a $4,000,000 note payable with interest compounded daily at 7%. For the six months ended September 30, 2004, the Company made principal repayments of $500,000 with interest payment of $136,855.

4.    DUE TO RELATED PARTY

      The Company has provided for the payment of $600,000 to the estate of the former Chairman of the Company (the "Estate"). The Estate is administered on behalf of its beneficiaries by a director of the Company. The Company has agreed, subject to certain conditions being fulfilled, to enter into discussions that could result in a cash payment of $600,000 for the Estate upon terms and arrangements that are not yet determined. There is no immediate requirement or intention to finalize these discussions. Per a letter from the Estate dated June 30, 2004, the Estate undertook that no action will be taken to collect any or all of the amount until beyond June 30, 2005, and it is therefore now classified as a current liability.

5.    LONG-TERM DEBTS

                                                      September 30, 2004    March 31, 2004
                                                      -------------------------------------
      Current portion of long-term debt                       $6,009,049        $3,000,000
      Long-term portion, net of current portion                3,798,951         1,000,000
      -------------------------------------------------------------------------------------
                                                              $9,808,000        $4,000,000
      =====================================================================================


PINE VALLEY MINING CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 20, 2004
(CANADIAN DOLLARS)
--------------------------------------------------------------------------------

5.    LONG-TERM DEBTS (CONTINUED)

      On January 6, 2004, the Company purchased Mitsui Matsushima Canada Ltd.'s ("Mitsui Matsushima") 33.33% interest in the Willow Creek Joint Venture for $6,000,000, of which $2,000,000 was paid in cash, and the balance of $4,000,000 is payable throughout the next two years with interest compounded daily at 7%. As of September 30, 2004, the Company had an outstanding debt obligation to Mitsui of $3,500,000, and is required to make principal repayments as follows:

      December 31, 2004                                     $1,500,000
      March 31, 2005                                         1,000,000
      June 30, 2005                                          1,000,000
                                                           ------------
                                                            $3,500,000

      The Company paid $300,000 principal plus $67,047 accrued interest on September 30, 2004. The debt obligation is secured by the Company's assets and may be repaid at any time without penalty.

      The Company entered into an agreement with Marubeni Corporation ("Marubeni"), whereby the Company will borrow up to US$ 7.6 million, to be drawn down on a non-revolving basis, at an interest rate of LIBOR plus 4% on the advanced principal. The interest is payable quarterly and the principal is due no later than March 31, 2006. The following is a table of the dates and advances made to date.

                                                       US               CAD
                                                  ------------------------------
      May 21, 2004                                  $1,000,000       $1,261,600
      August 27, 2004                                1,000,000        1,261,600
      September 17, 2004                             3,000,000        3,784,800
                                                  ------------------------------
                                                    $5,000,000       $6,308,000
                                                  ==============================


      The Company paid US $28,097 accrued interest on September 30, 2004. The debt obligation is secured by the Company's assets, ranked pari passu with the security interest held by Mitsui Matsushima, and assignment of 100% of the issued and outstanding common shares of Falls Mountain Coal Inc., the Company's wholly-owned subsidiary, which will be held by Marubeni until repayment of the loan principal and interest and fulfillment of the Company's commitment to sell and deliver the coal to Marubeni. The full amount is due by March 31, 2006 and the Company assumes the following repayment schedule:


                                                     US               CAD
                                                 -------------------------------
      By  September 2005                            $1,900,000       $2,509,049
      By March 2006                                  3,100,000        3,798,951
                                                 -------------------------------
                                                    $5,000,000       $6,308,000
                                                 ===============================


6.    SHARE CAPITAL

      (a)   Authorized unlimited common shares of no par value.

                                                              Number of
            Issued and outstanding:                              Shares        Amount
            ----------------------------------------------------------------------------
            Balance at March 31, 2004                         48,654,519    $29,674,146
               Private placement                               3,333,334      3,000,000
               Debt settlement                                   696,088        174,022
               Exercise of warrants and stock options          4,487,881      1,525,800
            ----------------------------------------------------------------------------
            Balance at September 30, 2004                     57,171,822    $34,373,968
            ----------------------------------------------------------------------------


      During the six months ended September 30, 2004:

      (i) In July 2004, the Company granted 100,000 stock options under the Company's option plan exercisable at a price of $1.56 per share for a five-year period to an employee. The option vested as to 25% immediately, a further 25% after 12 months and a further 50% after 24 months.

      (ii)  84,700 stock options were exercised for a proceeds of $62,297.

PINE VALLEY MINING CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 20, 2004
(CANADIAN DOLLARS)
--------------------------------------------------------------------------------

6.    SHARE CAPITAL (CONTINUED)

      (iii) 4,403,181 warrants were exercised for a proceeds of $1,333,609.

      (iv) On September 24, 2004, the Company granted 950,000 stock options under the Company's option plan at a price of $1.75 per share for a five-year period to a director and officer. The option vested as to 310,000 common shares on September 24, 2004 and will vest a further 80,000 common shares on each of November 30, 2004, February 28, 2005, May 31, 2005, August 31, 2005, November 30, 2005, February 28,
            2006, May 31, 2006 and August 31, 2006.

      (v) In March 2003, the Company entered into employment agreements with its former President and current President for the provision of management and technical services to the Company and its Australian subsidiary. Pursuant to the agreements, the Company had certain outstanding payment obligations to the executives either by paying cash or delivering common shares in the capital of the Company. The Company announced the shares-for-debt settlement transactions on January 7, 2004 and settled the obligations by issuing 696,088 common shares at price of $0.25 per share in August 2004.

            AS AT SEPTEMBER 30, 2004, OUTSTANDING STOCK OPTIONS TO DIRECTORS, OFFICERS AND EMPLOYEES WERE AS FOLLOWS:

            Exercisable        Outstanding       Exercise price          Expiry date
            ----------------------------------------------------------------------------
              300,000            300,000            $0.90            December 12, 2006
              250,000            250,000             0.90            April 28, 2007
              700,000            700,000             0.20            March 10, 2008
               70,000             70,000             0.29            August 12, 2008
               45,300             45,300             1.01            April 23, 2009
              100,000             25,000             1.56            July 8, 2009
              950,000            310,000             1.75            September 24, 2009
            ----------------------------------------------------------------------------
            2,415,300          1,700,300

            AS AT SEPTEMBER 30, 2004, OUTSTANDING SHARE PURCHASE WARRANTS WERE AS FOLLOWS:

            Number of shares     Exercise price          Expiry date
            -------------------------------------------------------------
                950,000               $0.27            December 31, 2004
              5,500,000                0.25            April 16, 2005
              3,965,000           0.22/0.25            January 6, 2006
            -------------------------------------------------------------
             10,415,000

7.    RELATED PARTY TRANSACTIONS

      (a) The Company paid or accrued amounts payable to directors and officers and companies controlled by directors and officers as follows:

                                       September 30,      September  30,
                                                2004                2003
                                      -----------------------------------
            Consulting fees                  $     -             $17,699
            Management fees                   12,500                   -

      (b) As at September 30, 2004, accounts payable and accrued liabilities include $51,675 (March 31, 2004 -- $51,675) due to former directors, shareholders and companies controlled by directors.

PINE VALLEY MINING CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 20, 2004
(CANADIAN DOLLARS)
--------------------------------------------------------------------------------

8.    SUPPLEMENTARY CASH FLOW INFORMATION


                                                                             Three months                       Six months
                                                                             September 30,                    September 30,
 Change in non-cash operating working capital items                       2004          2003               2004           2003
                                                                 --------------------------------------------------------------
    (Increase) decrease in accounts receivable                    $(3,190,965)      $ (5,109)       $(3,216,912)       $(6,864)
    (Increase) decrease in GST receivable                            (607,991)             -           (607,991)             -
    (Increase) in prepaid expenses                                   (249,553)         2,002           (387,949)            19
    (Increase) in inventory                                        (1,552,293)             -         (1,552,293)             -
    (Decrease) in accounts payable and accrued liabilities          4,017,811        146,833          4,230,594        102,380
    Affect of foreign exchange on non-cash items                      (33,202)                          (33,202)
 ------------------------------------------------------------------------------------------------------------------------------
                                                                  $(1,616,193)      $143,726        $(1,567,753)      $ 95,535
 ------------------------------------------------------------------------------------------------------------------------------



9.    CONTINGENT LIABILITIES AND COMMITMENTS

      (a) The Company has $50,000 and $ 458,000 in letters of credit outstanding at September 30, 2004 (March 31, 2004 -- $50,000).

      (b) Company has entered into operating lease agreements for office space and a vehicle at the mine site. These agreements require the Company to make the following lease payments:

                                  Vehicle       Office space      Total
            ---------------------------------------------------------------
            2005                  $15,022          $32,966        $ 47,988
            2006                   15,022           32,966          47,988
            2007                    3,756            5,494           9,250
            ---------------------------------------------------------------
                                  $33,800          $71,426        $105,227

      (c) The Company has in place contracts for mine operations, transportation and port costs. The FOB per tonne costs are currently estimated at $39.50 (US $ 31.31) / tonne at current production levels of approximately 45,000 tonnes. The mine production facility will increase productivity capacity to monthly production levels anticipated to be 110,000 tonnes in January 2005.

      (d) The Company engaged an engineering management firm in June, 2004 and commenced construction on the mine site and related production facilities at Willow Creek. As at September 30, 2004 total project commitments were approximately $10 million, for work that will be completed by January 2005. Approximately $5.8 million of these costs are recorded on the financial statements ended September 30, 2004.

      (e) The Company entered into forward exchange contracts in August, 2004 to sell US $21.7 million from September 2004 to March 2005 at rates between $ 1.30472 to $1.3076 (CAD$/US$). At September 30, 2004 the balance outstanding was US$ 20.4 million, with an unrealized exchange gain of $886,170.

10.   SUBSEQUENT EVENTS

      Subsequent to September 30, 2004:

      (i) The company was provided the most recent design and cost estimates for the construction of the Willow Creek Coal Mine and has increased the project estimates by approximately $6 million. Primary causes of the anticipated cost increases are: soil conditions that required substantial redesign of the crusher and bridge foundations; lack of suitable gravel on site; increased cost of steel components and; the Company's decision to purchase new production equipment, rather than used equipment as it was unavailable.

            In conjunction with this review the Company made a strategic decision to accelerate the installation of the rail loading system and the coal wash plant. Completion of these facilities will enable increased capacity and production of the higher-value coking coal. These expenditures are expected to be completed by the summer of 2005.

PINE VALLEY MINING CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 20, 2004
(CANADIAN DOLLARS)
--------------------------------------------------------------------------------

10.   SUBSEQUENT EVENTS (CONTINUED)

      (ii) In November 2004 the Company entered into a transaction with the Rockside Foundation, whereby it can borrow from The Rockside Foundation an aggregate principal sum of up to US$ 7,000,000, together with interest thereon at the rate of 10% per annum payable monthly. The Rockside Foundation will be issued common shares in a value equal to 10% of the principal amount of the loan advanced, converted into Canadian dollars, using the share price of the weighted average share price for the 10 trading days on the TSX Venture Exchange prior to funding. This amount will be treated as a bonus to The Rockside Foundation for providing this loan arrangement.

            The loan will be secured by security granted on all of the assets and undertakings of Pine Valley and its wholly owned subsidiaries, Falls Mountain Coal Inc. and Pine Valley Coal Ltd., ranking in priority second to the security granted by the Company to Mitsui Matsushima Canada Ltd. and Marubeni Corporation. This loan is due on or before November 30, 2005. The loan can be drawn as follows:

                                                                  US
                                                              ------------
            November 29, 2004                                  $3,750,000
            December 27, 2004 to February 19, 2005              1,250,000
            June 1, 2005 to  July 31, 2005                      2,000,000
                                                              ------------
                                                               $7,000,000


      (iii) In November 2004, stock options and warrants were exercised by Mark
            T. Smith, Graham Mackenzie and the R. Templeton Smith Foundation to acquire 1,499,833, 1,280,000 and 1,902,833 shares respectively, with the proceeds being $1,061,828. Other warrants and options were also exercised subsequent to this that resulted in $1,254,275 in proceeds to the Company.

PINE VALLEY MINING CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
SIX MONTHS ENDED SEPTEMBER 30, 2004

Management's discussion and analysis of the results of operations and financial condition ("MD&A") for Pine Valley Mining Corporation (the "Company" or "Pine Valley") should be read in conjunction with the unaudited interim consolidated financial statements for the three months and six months ended September 30, 2004 and related notes thereto and the audited consolidated financial statements, notes and related MD&A thereto for the fiscal year ended March 31, 2004. The financial information in this MD&A is derived from the Company's consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles. The effective date of this MD&A is November 29, 2004.

All dollar figures are Canadian dollars unless specifically noted otherwise.

INFORMATION ABOUT FORWARD-LOOKING STATEMENTS

This MD&A contains "forward-looking statements" as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties. Such statements are based on the Company's current expectations, estimates and projections about the industry, management's beliefs and certain assumptions made by it. Words such as "anticipates", "expects", "intends", "plans", "believes" or similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, statements concerning projected revenues, expenses and gross profit, mine development efforts, need for additional capital, market acceptance of the Company's resource production, and the Company's production capacity. Such statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Therefore, the Company's actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors.

Information relating to the magnitude or quality of mineral deposits is deemed to be forward-looking information. The reliability of such information is affected by, among other things, uncertainty involving geology of mineral deposits; uncertainty of estimates of their size or composition; uncertainty of projections relating to costs of production or estimates of market prices for the mineral; the possibility of delays in mining activities; changes in plans with respect to exploration, development projects or capital expenditures; and various other risks including those relating to health, safety and environmental matters.

The Company cautions that the list of factors set forth above is not exhaustive. Some of the risks, uncertainties and other factors which negatively affect the reliability of forward-looking information are discussed in the Company's public filings with the Canadian securities regulatory authorities, including its most recent annual report, quarterly reports, material change reports and press releases, and with the United States Securities and Exchange Commission ("SEC"). In particular, your attention is directed to the Company's other SEC and Canadian filings concerning some of the important risk factors that may affect its business, results of operations and financial conditions. You should carefully consider those risks, in addition to the other information in this MD&A and in the Company's other filings, before making any business or investment decisions involving the Company and its securities.

The Company undertakes no obligation to revise or update publicly any forward-looking statements for any reason.

DESCRIPTION OF BUSINESS

The Company is a producer and marketer of metallurgical coal. The Company began producing coal from its mining properties located in northeast British Columbia during the fiscal second quarter. The coal is sold to steel producers who use metallurgical coal in the steelmaking process. The Company has begun producing low volatile pulverized coal for injection ("PCI") and intends to begin producing coking coal in mid 2005.

The Company, formerly known as Globaltex Industries Inc., is a public company incorporated in 1993 under the Company Act, British Columbia. Its shares are listed on the TSX Venture Exchange (symbol "PVM") and OTC Bulletin Board in the United States (symbol "PVMCF").

OVERVIEW AND DESCRIPTION OF THE WILLOW CREEK COAL MINE - BRITISH COLUMBIA

The Company's activities during the fiscal second quarter were directed primarily towards the commencement of commercial coal production from the Willow Creek Coal Mine in northeastern British Columbia and the construction of facilities in order to increase the production rate.

During the fiscal second quarter, the Company's activities focused on the production of coal and construction of facilities to increase the production rate. These issues include:

    o   Mine operations and sales;

    o   Design and construction of site facilities and;

    o   Financing.

Mine Operations and Sales

Production of coal commenced in the second fiscal quarter at the rate of approximately 45,000 tonnes per month. During the second fiscal quarter the first commercial coal shipments totaling approximately 46,000 tonnes of PCI product were successfully completed. Coal shipments have continued since then and are expected to continue on a regular basis hereafter.

The Company has concluded sales negotiations for the sale of 435,000 tonnes of its PCI product for the period September 2004 to March 31, 2005 with customers who represent a number of the premier steel producers in Asia and Europe. The weighted average price for the PCI coal to be sold under these contracts is US$52.11 per tonne. The Company is also continuing negotiations to complete sales representing production that it expects to have available for sale in the period from January 2005 through March 2005.

Future financial performance for the Willow Creek Coal Mine, and therefore the Company, is affected by many factors. One important factor is the fluctuation in the exchange rate between the United States Dollar ("US$") and the Canadian dollar ("CAD$"). Almost all of the Company's operating expenses and costs of goods sold are payable in CAD$. At the same time, the Company's revenues from sales of coal are received in US$. Since the preparation of a feasibility study by Norwest Corporation in September 2002, the CAD$ has strengthened against the US$. The feasibility study was completed using an exchange rate of US$1.00= CAD$1.55 and a PCI sales price of US$32.25 per tonne. The exchange rate as of November 26, 2004 was approximately US$1.00=CAD$1.1774 and the weighted average price for the Company's PCI sales contracts to date is US$52.11 per tonne. The Company has put in place foreign exchange contracts to cover 80% of the sales contracts currently established over the period through to March 2005 to mitigate the impact of the exchange rate changes. However the strengthening of the CAD$ against the US$ has a negative impact on the projected profitability of the Company for revenues in excess of the revenue portion that is covered by the foreign exchange contracts, additional sales contracts which the Company anticipates in the current fiscal year as well as beyond April 2005.

The Company adjusted its forecast of coal production of 660,000 tonnes by March 31, 2005 to 610,000 tonnes due to an increase in time required to achieve a productive capacity of 110,000 tonnes per month. The longer time frame required to reach this productive capacity has resulted primarily from factors beyond the Company's control, including permitting and other regulatory delays and adverse weather conditions at the Willow Creek Coal Mine, as well as the acquisition of certain critical equipment.

Design and Construction of Site Facilities

During the first quarter and continuing through the second fiscal quarter the Company began the site preparation, engineering design, equipment procurement, and construction of facilities in order to increase the monthly mine production rate to approximately 110,000 tonnes by December 2004. This will be followed by the acquisition and installation of a coal preparation plant and other facilities by July 2005. Ultimately the Company expects to achieve a monthly mine production rate of approximately 165,000 tonnes, or 2,000,000 tonnes per year. Under its current permit, the Company has the right to produce coal at an annual production level of up to 0.9 million tonnes. Management intends to file a permit amendment application with the provincial government regulators by early calendar 2005 requesting an increase in the permitted production level from the current 0.9 million tonnes per year to 2.0 million tonnes per year. However, there is no guarantee that the permit will be granted, and, if permission is delayed, the Company will be unable to increase production above current permitted levels until the new permit is received. The Company's phased plan to increase capacity over the next twelve months is outlined below:

                                                    Production rate
Stage of Development                              (tonnes annualized)     Operational Date
-------------------------------------------       -------------------     ----------------
Current operations                                        540,000         July 2004
Installation of coal handling equipment                 1,320,000         December 2004
Wash plant and related equipment installed              2,000,000         July 2005

In August 2003, the Company received a report from Merit Consultants International Inc. ("Merit Report"), an independent engineering consulting firm, providing estimated capital costs of approximately $18 million for the projects now under construction or expected to be constructed through 2005. Based on the most recent design and procurement information available, Company management now expects that capital project costs will exceed the estimates in the Merit Report by approximately $6 million.

Primary causes of the anticipated cost increases are:

    - soil conditions requiring a substantial redesign of crusher and bridge foundations;

    -   lack of suitable construction gravel on site;

    -   increased cost of steel components and;

    - the Company's decision to purchase new production equipment instead of purchasing less expensive used equipment not available within the Company's construction schedule.

In addition to these anticipated cost increases, the Company has made the strategic decision to accelerate certain project expenditures in order to increase its production capacity as soon as possible. Pine Valley's capacity is limited by its reliance on temporary coal crushing and rail loading facilities and the absence of a coal preparation plant at the Willow Creek Coal Mine. Completion of these facilities will enable Pine Valley to further increase capacity, and to begin production of its higher-value coking coal. The Company has advanced the installation of the train loading system, and preparation for the installation of the coal preparation plant. These expenditures, which were scheduled to be made over the course of the next fiscal year, have started and are expected be completed by the summer of 2005.

Financing and Other Issues

In order to meet the anticipated cost increases and accelerated expenditures the Company has entered into a transaction with The Rockside Foundation, whereby the Company is borrowing from The Rockside Foundation the aggregate principal sum of up to US$7,000,000, together with interest thereon at the rate of 10% per annum payable monthly, and would issue to The Rockside Foundation as bonus shares that number of the Company's Common Shares that is equivalent to 10% of the principal amount of the loan advanced by The Rockside Foundation, converted into Canadian dollars, and using as the share price the weighted average share price for the 10 trading days on the TSX Venture Exchange prior to funding.

The loan may be drawn in three tranches of US$3,750,000 on or before November 29, 2004, US$1,250,000 between December 27, 2004 and February 19, 2005, and
US$2,000,000 between June 1, 2005 and July 31, 2005, the latter two tranches being available at the option of the Company. The loan will be due and payable in full on November 30, 2005. The principal will be repaid from operating cash flow or the net proceeds of any subsequent asset sale or financing. The Company may repay the loan at any time prior to maturity, without notice or penalty.

The loan is secured by security granted on all of the assets and undertakings of Pine Valley and its wholly owned subsidiaries, Falls Mountain Coal Inc. and Pine Valley Coal Ltd., ranking in priority second to the security granted by the Company to Mitsui Matsushima Canada Ltd. ("Mitsui Matsushima") and Marubeni Corporation ("Marubeni").

To the knowledge of the Company The Rockside Foundation owns 19.89% of the Company as of the date of this report and is a related party to the Company, as such term is defined in Ontario Securities Commission Rule 61-501, by virtue of its beneficial ownership of more than 10% of the Common shares of the Company.

The Board of Directors of the Company formed a special committee of directors independent of The Rockside Foundation, the members of which are Gordon Fretwell, Clay Gillespie and Graham Mackenzie, to consider the proposed transaction with The Rockside Foundation. The special committee considered the relevant facts and issues and subsequently advised the Board that the proposed transaction was, in their view, in the best interests of the Company and it recommended its approval by the Board. The proposed transaction with The Rockside Foundation was then approved by the full Board, with Mark T. Smith and Jeffrey M. Fehn abstaining from voting, and the special committee was charged with the task of negotiating and settling the loan agreement and ancillary documents with The Rockside Foundation.

The Company was not required to obtain a formal valuation of the related party transaction with The Rockside Foundation or to obtain minority approval for such transaction by virtue of the fact that at the time that such transaction was agreed to, the amount of the proposed loan does not exceed 25% of the Company's market capitalization.

The Company announced that it amended the terms of all of its outstanding private placement warrants, which warrants provide rights to purchase up to an aggregate of 10,415,000 common shares, to make them transferable rather than non-transferable, provided that the warrants will be transferable only by the original holder and not by a subsequent transferee holder. In addition, if the original warrant holder elects to exercise its right to transfer the warrants, then (and only then) the expiry date of the replacement warrants issued to the transferee will be set at the earlier of the original expiry date and 14 days from the date of the issuance of such new warrant certificate.

During the fiscal quarter and to the date of this report various warrants and options were exercised. Mark T. Smith, Graham Mackenzie, The Rockside Foundation and the R. Templeton Smith Foundation have exercised warrants and options to acquire 1,799,833, 1,280,000, 3,773,000 and 1,902,833 shares respectively.
Consequently, including other parties, the Company has received $3,621,160 from the warrant and option exercises since July 1, 2004 to the date of this report.

To the knowledge of the Company, Mark T. Smith, The Rockside Foundation and the
R. Templeton Smith Foundation currently directly own 15,086,551, 13,306,617 and 6,375,690 shares respectively, representing 22.55%, 19.89% and 9.53% of the Company's outstanding shares respectively as of the date of this report.

CHANGES IN ACCOUNTING POLICIES

During the second quarter, the company changed from a development stage company to a production company. This change in operations caused the adoption of a number of new accounting policies as detailed below.

Asset Retirement Obligation

The Company has adopted CICA 3110, Asset Retirement Obligations, which establishes standards for the recognition, measurement and disclosure of asset retirement obligations and the related asset retirement costs. The standard applies to obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The standard requires the recognition of all legal obligations associated with the retirement, whether by sale, abandonment, recycling or other disposal of an asset.

The liability was measured at its fair value of $378,675 on September 30th, as this represents the first quarter of commercial coal production. This amount represents the estimated cost to restore the site to its original use once the mining operations are complete or ceased. Management conducted a review of the potential costs based on the size of the current site, which is approximately
76.5 hectares. The liability will be adjusted as the site is developed further or changes in the restoration costs are known. In subsequent periods, the liability will be adjusted for the accretion of discount and any changes in amount or timing of the underlying cash flows, and are currently estimated to be amortized on a unit of production basis over 15 years, which is the useful life of the mine.

Revenue Recognition

Sales are recognized at the time the product is loaded for shipment as this coincides with the transfer of title and the determination of the amount due. The value of the shipment is determined by using standard draft survey results, which is accepted by the customer as part of the shipping documentation. The invoicing and pricing terms are based on negotiated contracts with the customer, and follow industry standard practices.

Inventory

Inventory is valued as the lower of the cost and market value. Cost is determined on the first in first out basis, as this adequately reflects any changes in contract prices that are part of the production costs. Market value is defined as net realizable value for finish goods, and if at any time the market value was to drop below the inventory cost, these differences would be realized as a loss and inventories would restated accordingly. Production levels are currently targeted to meet all negotiated coal sales during the current fiscal year.

Depletion

The initial mine site feasibility study was prepared by Norwest Mine Services Ltd., in September 2002. This report indicated total recoverable coal reserves of 15,181,179 metric tonnes, with an estimated mine life of 15 years. The initial depletion based used in the current year is the value of the deferred development at March 31, 2004 which was $16,842,989. Depletion will be recognized as a cost at the date of the sale, based on a per tonnage charge. The depletion base will be adjusted at the end of each reporting period, to reflect the full development costs as construction and development projects are completed.

Mining Equipment, Facilities and Amortization Costs

During the quarter, the mine site facilities have been under construction and the coal handling and processing equipment is being built off-site. The costs associated with this period are included as construction in progress within deferred development costs (Schedule 1). When the equipment is operational, the appropriate values will be transferred to mining equipment, site facilities, buildings, site, and related assets. Depreciation will be charged to operations when the assets are put into production. The Company will review the values of the equipment and determine the estimated useful life and appropriate depreciation method for each class of equipment within this fiscal period.

Initial Mine Start-up, Site Preparation, Waste Mining

Mine start up costs to date includes mobilization costs for the mining contractor and the initial preparation of the mine site. The costs associated with mobilization will be amortized over the term of the contract which is currently 5 years. The initial removal of waste rock costs are included as deferred development, and will be included in the depletion base.

The mine is an open pit mine and the waste rock mining costs are related to the cost of coal mined usually measured as a percentage of the total volume removed related to the coal exposed ( referred to the bank cubic metre or bcm ratio). By reviewing the anticipated waste rock ratio to actual results, the size of the mine site and future access to other areas, management determined that direct costing of the waste rock mining costs once the site was open would be the most effective way to transfer these costs into the mining operations. This method could provide some variation in the bcm costs, if the coal seams are at deeper levels or in lesser thicknesses than anticipated. This could result in month to month fluctuations in the cost of inventory or goods sold. However, based on the mine feasibility study prepared in September 2002, it is anticipated that the variation would be from 5.5:1 to 3.5:1 and the changes will be addressed as part of the comments associated with the financial results.

Forward Foreign Exchange Contracts

The Company has entered into a series of forward contracts to sell US dollars. These transactions do not qualify as hedge accounting, as per ACG 13, therefore contracts are marked to market at the end of each reporting period with gains or losses being included in income.

This accounting treatment follows the recommendation of Emerging Issues Committee Discussion (EIC) 128 that states, that a freestanding derivative financial instrument that gives rise to a financial asset or financial liability and is entered into for trading or speculative purposes, or that dos not qualify for hedge accounting under ACG-13 should be recognized in the balance sheet and measured at fair value, with changes in fair value recognized currently as income.

RESULTS OF OPERATIONS

Revenue

The Company realized revenues of $3,266,464 for the three month period ended September 30, 2004 of which $3,263,547 of those revenues were realized during the three months ended September 30, 2004 for coal sales. Minimal revenues were realized during the prior comparable periods. All of the Company's revenues were received from sales of coal produced at the Willow Creek Mine, and reflect the Company's completion of the first commercial coal shipments totaling approximately 46,000 tonnes of PCI product during the three month period ended September 30, 2004.

Income from Mining Operation

The Company realized $653,234 in income from mining operations for the three and six months ended September 30, 2004. The Company's total cost of operations for the three and six month periods ended September 30, 2004 was $2,610,313. Of this amount, $1,597,979 represented mining costs, $961,189 represented transportation and other costs, and $51,144 represented depletion. Depletion costs included in cost of operations reflect the expensing of the initial deferred development costs to operations as the minerals are extracted and sold. Mining costs consist of direct labor costs that are specifically identified or associated with particular units of mined materials; mine costs incurred in severing and extracting the materials from the mine; maintenance and repair of mining equipment and facilities directly associated with the mine operation and ordinary treatment processes; supplies used in the mining operation and ordinary treatment processes. Transportation and other costs consist primarily of the costs associated with rail transportation of the Company's coal to Neptune Bulk Terminals in North Vancouver and related terminal costs. Depreciation and amortization costs included in cost of operations reflect depreciation on mining equipment, buildings, and other facilities engaged directly in extraction and ordinary treatment processes. While the Company's initial cost of operations overall have been consistent with expectations, those costs are not necessarily indicative of the costs which will be incurred in future periods.

Expenses

Expenses increased over the prior comparable period by $591,970, or 168%, for the three months ended September 30, 2004, and by $892,246, or 153%, for the six months then ended due to the significantly higher Company activity level directed to bringing the Willow Creek Coal Mine into production. During both periods, most expense categories experienced significant percentage increases over the prior comparable period, with the exception of fees and assessments, which declined significantly over prior period levels. However, most of the increase in expenses was represented by increases in salaries and stock-based compensation.

Salaries and stock-based compensation accounted for $569,916, or 96.3% of the increase in expenses for the three month period, and $547,006, or 61.3%, of the increase in expenses for the six month period ended September 30, 2004. The increase in compensation expense was due to the recognition of stock-based compensation expense of $673,470 and the significantly higher Company activity level directed to bringing the Willow Creek Coal Mine into production. Effective April 1, 2003 the Company changed its accounting policy on a prospective basis with respect to the method of accounting for stock-based compensation. The Company adopted CICA 3870, Stock-based Compensation and Other Stock-based Payments, and has chosen to account for all grants of options to employees, non-employees and directors after April 1, 2003 in accordance with the fair value method for accounting for stock-based compensation as defined by accounting principles generally accepted in Canada. Stock-based compensation awards expense is calculated using the Black-Scholes option pricing model ("Black-Scholes"). Previously, the Company used the intrinsic value method for valuing stock-based compensation awards granted to employees and directors where compensation expense is recognized for the excess, if any, of the quoted market price of the Company's common shares over the common share exercise price on the day that options are granted.

Also contributing to the increase in expenses for the six month period were consulting fees. While consulting fees increased by $3,954, or 78.4%, for the three months ended September 30, 2004, they increased by $124,477, or 703%, for the six months then ended. The most significant portion was for consulting services rendered relating to the Willow Creek Joint Venture and the commencement of mining operations. In addition, consulting fees were paid to Mr. Ray Lagace to provide investor relations services as per a consulting agreement that concluded as of October 15, 2004.

Interest and financing costs increased by $27,043, or 76.9%, for the three months ended September 30, 2004, and $157,159, or 430%, for the six months ended September 30, 2004 over the same periods in the prior year. The interest and financing costs of $62,216 for the three months and $193,672 for the six months ended September 30, 2004 were primarily due to interest paid on two outstanding debts. One is comprised of $3.5 million outstanding principal due for the purchase of Mitsui Matsushima's interest in the Willow Creek Coal Mine. The second is with respect to Marubeni's US$7.6 million loan for the construction of the mine. The Company has drawn down the Marubeni loan in a series of tranches from May to November 2004 and has now drawn down the full amount. Of the US$7.6 million in proceeds from the Marubeni loan, the majority of the funds were converted to Canadian dollars at the exchange rate on forward contracts or through spot trades, with the balance of US dollars being used to pay US dollar expenditures. The interest costs during this fiscal year have been allocated between expenses and the construction project based on the value of the construction to date.

Office costs increased by $26,196, or 442%, for the three months and $43,833, or 556%, for the six months ended September 30, 2004 as compared to the same periods in 2003. These costs were comprised of directors and officers insurance, office supplies, printing, telephone and communications, and computer expenses. The increase is a result of the Company acquiring directors and officers' liability insurance and the general increase in the Company's business operating activity.

Professional fees increased by $14,983, or 35.6%, for the three months and $60,042, or 97.9%, for the six months ended September 30, 2004 as compared to the same periods in 2003. The professional services provided were primarily by the Company's legal counsel and related to a variety of regulatory related issues, dealings for the agreements regarding Marubeni's loan, issues relating to the development of the Willow Creek Coal Mine and other legal matters.

Other Items

The Company had a gain of $1,045,360 on foreign exchange for the three months and $1,042,818 for the six months ended September 30, 2004. The Company entered into forward exchange contracts in August, 2004 to sell US $21.7 million from September 2004 to March 2005 at rates between $ 1.30472 to $1.3076 (CAD$/US$). At September 30, 2004, the balance outstanding was US$ 20.4 million, with an exchange gain of CAD$ 886,170. These transactions do not qualify for hedge accounting, as per ACG 13; therefore, contracts are marked to market at the end of each reporting period with gains or losses being included in income. Interest and other income primarily reflects interest earned on funds on deposit in corporate accounts.

Net Income /Loss

As a result of the foregoing, the Company realized consolidated net income (losses) for the three months and six months ended September 30, 2004 of $756,212 or $0.01 per share and $224,710 or $0.00 per share, respectively. For the three and six months ended September 30, 2003, the Company realized net losses of ($368,392) or ($0.01) per share and ($579,460) or ($0.02) per share, respectively. The Company has significant loss carry forwards and therefore has not made a provision for taxes during the current quarter.

SELECTED QUARTERLY INFORMATION

                     Quarter                    Quarter      Quarter       Quarter                    Quarter      Quarter
                      ended       Quarter        ended        ended         ended       Quarter        ended        ended
                    September    ended June    March 31,     December     September    ended June    March 31,     December
                    30, 2004      30, 2004       2004        31, 2003     30, 2003      30, 2003       2003        31, 2002
                   ----------    ----------    ---------     --------     ---------    ----------    ---------     --------
Total Revenues     $3,266,464    $   1,350     $     250    $   1,743     $   2,781    $   2,841            Nil   $     340

Net Income
(Loss)             $  756,212    $(531,502)    $(325,935)   $(575,923)    $(368,392)   $(211,074)   $(3,041,182)  $(102,541)

Net Income (Loss)
Per Share
(outstanding)1     $     0.01    $   (0.01)    $   (0.01)   $   (0.02)    $   (0.01)   $   (0.01)   $     (0.11)  $   (0.01)

1. Fully diluted earnings/(loss) per share has not been presented as it is anti-dilutive. (Loss) / earnings per share is calculated based on the weighted-average number of shares outstanding.


LIQUIDITY, FINANCIAL CONDITION AND CAPITAL RESOURCES

The Company's working capital deficiency at September 30, 2004 was $2,610,266 compared to a working capital deficiency of $3,206,748 at March 31, 2004. The commencement of commercial mining operations has resulted in significant amounts in accounts receivable and inventory, and it is expected that this will continue to be the case going forward. The $3,500,000 balance on the debt owed to Mitsui Matsushima was reclassified as a current liability as the debt is scheduled to be repaid on or before June 30, 2005, within the one year period whereby liabilities are classified as a current liability. Similarly $2,509,049 of the Marubeni debt facility is classified as a current liability.

Operating activities required cash of ($1,225,533) for the three month period and ($1,663,106) for the six month period ended September 30, 2004, and primarily reflect increases in accounts receivable, inventories and prepaid expenses resulting from the Company's increasing demand for working capital. Financing activities provided $6,234,717 for the three month period and $10,420,090_for the six month period. Investing activities required cash of ($6,186,703) for the three month period and ($6,626,291) for the six month period and reflect a substantial increase in investing activities associated with development activity at the Willow Creek Mine. Mineral property expenditures were $6,496,185 for the three months and $6,935,317 for the six months ended September 30, 2004. During the most recent three months, construction costs were $4,256,206, including road building and site preparation, crusher and conveying systems and the rail siding. Geology and engineering costs were $898,259 for the project management and design of various elements of the construction project. Mine stripping and preparation of $698,335 was done to prepare the initial pit area for commercial mining prior to the actual commencement of mining operations. Asset retirement costs of $378,675 reflect the provision to reclaim the areas used in the mining and plant site operations.

 The result of these cash flows was an increase (decrease) in cash of ($1,177,520) for the three month period and for the six month period $2,130,692. The Company has obtained the financing it believes appropriate to fund the increased level of activity and investment to develop the Willow Creek Coal Mine.

To fund its forecasted capital expenditures, general and administrative expenses, and working capital for the development of the Willow Creek Coal Mine, the Company entered into two financing agreements in the first quarter of fiscal 2005. An agreement was completed with Marubeni for a US$7,600,000 ($10,000,000) debt facility in May 2004. The debt payable to Marubeni is secured by an interest in the Company's assets that ranks pari passu with the current security interest held by Mitsui Matsushima. During the second quarter the Company borrowed US$4,000,000 on its debt facility with Marubeni as it undertook the initial production and proceeded with the construction of the facilities to increase the production capacity of the Willow Creek Coal Mine. In keeping with its agreement with the Company, Marubeni made two separate advances to the Company during the quarter. Subsequent to the end of the quarter, Marubeni advanced the remainder of the available funding under the agreement, with the final advance made in November 2004. The second financing agreement was a non-brokered private placement for $3,000,000 at a price of $0.90 per common share whereby the Company issued 3,333,334 shares of common stock to Sprott Asset Management, Inc. and was completed in May 2004.

As described in the "Overview, Design and Construction of Site Facilities and Financing and Other Issues", the capital and other costs of the Willow Creek Coal Mine have increased above the initial projections and the Company has secured additional financing. Based on the most recent design and procurement information available, Company management now expects that capital project costs will total approximately $24 million, an increase from the original estimates of approximately $6 million. In order to meet the anticipated cost increases and accelerated expenditures the Company has entered into a transaction with The Rockside Foundation, described in detail in "Overview, Financing and Other Issues", whereby the Company may borrow from The Rockside Foundation the aggregate principal sum of up to US$7,000,000, together with interest thereon at the rate of 10% per annum payable monthly.

In addition to the credit facility with Rockside, the Company anticipates the exercise of options and warrants will meet its additional financing needs. During the three months ended September 30, 2004, 4,108,000 warrants and 84,700 options were exercised for total proceeds of $1,305,057. Subsequent to the end of the quarter, 9,015,000 warrants and 720,300 options were exercised for total proceeds of $2,316,103.

TRANSACTIONS WITH RELATED PARTIES

The Company owes $51,675 (2003 - $51,675) to a former director for consulting fees. The Company has provided for the payment of $600,000 to the estate of Orval Gillespie, the former Chairman of the Company.

The shares-for-debt settlement transactions first announced in its press release of January 7, 2004 were completed. The debts in question arose in December 2003 under now expired management services contracts between the Company and its former President, Richard Palmer, and its current President and CEO, Graham Mackenzie. Under the now completed settlement transactions, the Company has issued 400,972 common shares to Mr. Palmer and 295,116 common shares to Mr. Mackenzie, in each case at a deemed price of $0.25 per share, to satisfy the outstanding obligations of $100,243 to Mr. Palmer and $73,779 to Mr. Mackenzie. The settlement shares are subject to a hold period expiring on December 27, 2004.

The Company has completed an agreement to enter into a transaction with The Rockside Foundation, described in detail in "Overview, Financing and Other Issues", whereby the Company may borrow from The Rockside Foundation the aggregate principal sum of up to US$7,000,000, together with interest thereon at the rate of 10% per annum payable monthly.

To the knowledge of the Company The Rockside Foundation owns 19.89% of the Company as of the date of this report and is a related party to the Company, as such, term is defined in Ontario Securities Commission Rule 61-501, by virtue of its beneficial ownership of more than 10% of the Common shares of the Company.

OTHER INFORMATION

The Company has not entered into any off-balance sheet arrangements at this time.

As at November 29, 2004, the Company had the following securities issued and outstanding:

Common shares                  66,907,122
Share purchase options          1,400,000
Share purchase warrants         1,695,000

DIRECTORS AND OFFICERS

Jeffrey M. Fehn                Director, Chairman of the Board
Graham Mackenzie               Director, President and Chief Executive Officer
Mark Fields                    Director, Executive Vice President and Secretary
Mark T.  Smith                 Director
Clay Gillespie                 Director
Gordon Fretwell                Director

INTEGRITY OF DISCLOSURE

The Company's management maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval.

ADDITIONAL INFORMATION

Additional information on the Company is provided in the Company's audited consolidated financial statements for the years ended March 31, 2004, 2003 and 2002 and the Company's Information Circular dated July 14, 2004. These documents are available on SEDAR at www.sedar.com and are also available through the Securities and Exchange Commission's EDGAR database at www.sec.gov. Additional information relating to the Company's operations and activities can also be found by visiting the Company's website at www.pinevalleycoal.com.

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       Pine Valley Mining Corporation

Date: November 29, 2004                /s/    "Graham Mackenzie"
                                       -------------------------------------
                                       President and Chief Executive Officer